1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 17, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/04/17:	Board of Directors resolved to add the cause for convening 2024 annual general meeting
99.2	Announcement on 2024/04/17:	Chunghwa Telecom announced the differences between consolidated financial statements for the year of 2023 under Taiwan-IFRSs and that under IFRSs

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2024
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

Board of Directors resolved to add the cause for convening 2024 annual general meeting

Date of events: 2024/04/17

Content:

1.
Date of the board of directors' resolution: 2024/04/17
2.
Shareholders meeting date: 2024/05/31
3.
Shareholders meeting location:

Chunghwa Telecom Telecommunication Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4.
Shareholders' meeting will be held by means of (physical shareholders' meeting/ hybrid shareholders' meeting /virtual-only shareholders' meeting): physical shareholders' meeting
5.
Cause for convening the meeting (1) Reported matters:

a. 2023 business report

b. 2023 audit committee's review report

c. 2023 compensation distribution to directors and employees

d. 2023 compensation to directors

e. Amendments to the Ethical Corporate Management Best Practice Principles (addition)

6.
Cause for convening the meeting (2) Acknowledged matters:

a. Ratification of 2023 business report and financial statements

b. Ratification of 2023 earnings distribution proposal

7.
Cause for convening the meeting (3) Matters for Discussion:

a. Amendments to the Articles of Incorporation

b. Release of non-competition restrictions on Directors

8.
Cause for convening the meeting (4) Election matters: None
9.
Cause for convening the meeting (5) Other Proposals: None
10.
Cause for convening the meeting (6) Extemporary Motions: Extemporary Motions
11.
Book closure starting date: 2024/04/02
12.
Book closure ending date: 2024/05/31
13.
Any other matters that need to be specified: None

EXHIBIT 99.2

Chunghwa Telecom announced the differences between consolidated financial statements for the year of 2023 under Taiwan-IFRSs and that under IFRSs

Date of events: 2024/04/17

Content:

1.
Date of occurrence of the event: 2024/04/17
2.
Year/Quarter of the financial report: The year of 2023
3.
Accounting principles applied for securities listed domestically:

Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, International Financial Reporting Interpretations Committee and SIC Interpretations endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China ("Taiwan-IFRSs")

4.
Inconsistent items/amounts in financial reports for securities listed domestically:

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the "Company") reported consolidated net income of NT$37,990,536 thousand, consolidated net income attributable to stockholders of the parent of NT$36,916,708 thousand, and basic earnings per share of NT$4.76 for the year ended December 31, 2023, respectively. The Company also reported total consolidated assets of NT$523,939,401 thousand, total consolidated liabilities of NT$129,035,061 thousand, and total consolidated equity of NT$394,904,340 thousand as of December 31, 2023.

5.
Accounting principles applied for securities issued overseas:

International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRSs")

6.
Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$38,061 million, consolidated net income attributable to stockholders of the parent of NT$36,958 million, and basic earnings per share of NT$4.76 for the year ended December 31, 2023, respectively. The Company also reported total consolidated assets of NT$523,741 million, total consolidated liabilities of NT$131,022 million, and total consolidated equity of NT$392,719 million as of December 31, 2023.

7.
Inconsistent items/amounts in financial information for securities issued overseas:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.
Any other matters that need to be specified:

Chunghwa Telecom's earnings distribution and stockholders' equity matters are in accordance with Taiwan-IFRSs.